SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Threshold Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

885807107
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 885807107	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 885807107	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 885807107	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 885807107	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 885807107	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 885807107	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 885807107	13G	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,257,775
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 4,257,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,257,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 885807107	13G	Page 10 of 14 Pages

Item 1.

(a)	Name of Issuer

Threshold Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1300 Seaport Boulevard
Redwood City, California  94063

Item 2.

(a)	Name of Person Filing

HealthCare Ventures VIII, L.P. (“HCVVIII”)
HealthCare Partners VIII, L.P. (“HCPVIII”)
HealthCare Partners VIII, LLC (“HCP VIII LLC”)
James H. Cavanaugh, Ph.D. (“Cavanaugh”)
Christopher Mirabelli, Ph.D. (“Mirabelli”)
Harold R. Werner (“Werner”)
John W. Littlechild (“Littlechild”)
Augustine Lawlor (“Lawlor”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them. 1

(b)	Address of Principal Business Office or, if none, Residence

The business address for HCVVIII, HCPVIII, HCP VIII LLC, Dr. Cavanaugh and Mr. Werner is 44 Nassau Street, Princeton, New Jersey  08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Cambridge, Massachusetts  02142.

(c)	Citizenship

HCVVIII and HCPVIII are limited partnerships organized under the laws of the State of Delaware. HCP VIII LLC is a limited liability company organized under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, and Lawlor are each United States citizens.

1           Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are the Managing Directors of HCP VIII LLC. HCP VIII LLC is the General Partner of HCPVIII, which is the General Partner of HCVVIII, the record holder of the securities.

CUSIP No. 885807107	13G	Page 11 of 14 Pages

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number

885807107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2009: Each of HCVVIII, HCPVIII, and HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner and Littlechild beneficially own 4,257,775 shares of the Issuer’s Common Stock, consisting of (i) 3,041,268 shares of the Issuer’s Common Stock owned by HCVVIII; and  (ii) immediately exercisable warrants to purchase an aggregate of 1,216,507 shares of the Issuer’s Common Stock.

CUSIP No. 885807107	13G	Page 12 of 14 Pages

(b)
Percent of class: (Taking into consideration that 34,778,955 shares of the Issuer’s Common Stock are issued and outstanding as of October 31, 2009, which includes the (i) 33,562,448 shares of the Issuer’s Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2009 for the period ended September 30, 2009; and (ii) an aggregate of 1,216,507 shares of the Issuer’s Common Stock underlying the warrants beneficially owned by the Reporting Persons).

As of December 31, 2009: The 4,257,775 shares of the Issuer’s Common Stock beneficially owned by HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner and Littlechild constituted 12.2% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – Not Applicable.

(ii)	Shared power to vote or to direct the vote –

HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote of those shares owned by HCVVIII.

(iii)	Sole power to dispose or to direct the disposition of – Not Applicable.

(iv)	Shared power to dispose or to direct the disposition of –

HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to dispose of or direct the disposition of those shares owned by HCVVIII.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 885807107	13G	Page 13 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable.

CUSIP No. 885807107	13G	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2010		HealthCare Ventures VIII, L.P.
By: its General Partner, HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
February 9, 2010		HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
February 9, 2010		HealthCare Partners VIII, LLC

	By:	/s/Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
February 9, 2010
/s/Jeffery Steinberg, Attorney-in-Fact
James H. Cavanaugh, Ph.D.
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
Christopher Mirabelli, Ph.D.
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
Harold R. Werner
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
John W. Littlechild
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
Augustine Lawlor

EXHIBIT A
AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Threshold Pharmaceuticals, Inc.  and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

February 9, 2010		HealthCare Ventures VIII, L.P.
By: its General Partner, HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
February 9, 2010		HealthCare Partners VIII, L.P.
By: its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
February 9, 2010		HealthCare Partners VIII, LLC

	By:	/s/Jeffrey Steinberg
Jeffrey Steinberg, Administrative Officer
February 9, 2010
/s/Jeffery Steinberg, Attorney-in-Fact
James H. Cavanaugh, Ph.D.
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
Christopher Mirabelli, Ph.D.
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
Harold R. Werner
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
John W. Littlechild
February 9, 2010
/s/Jeffrey Steinberg, Attorney-in-Fact
Augustine Lawlor